

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2015

Jason C. Chang
President
Sunstock, Inc.
111 Vista Creek Circle
Sacramento, California 95835

> **Re: Sunstock, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 11, 2015**
> **File No. 333-198085**

Dear Mr. Chang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 16, 2015 letter.

The Business, page 16

1. We note the new disclosures about your intent to begin trading in precious metals. In connection with this line of business, please provide additional disclosure regarding the competitive business conditions, your competitive position in the market, and the effect of existing or probable governmental regulations. See Item 101(h)(4) of Regulation S-K.

Management, page 25

2. In connection with your intent to begin trading in precious metals, please disclose management's experience in this line of business.

Certain Relationships and Related Transactions, page 27

3. We note your response to comment 9, providing your interpretation that Section 13(k) of the Securities Exchange Act of 1934 does not prohibit "loans in furtherance of the

issuer's business." Please tell us how this interpretation applies to the loans disclosed in the third and fourth paragraphs.

Item 1. Financial Statements, page 30

4. Please update the financial statements and financial information included in the filing to include the year ended December 31, 2014. Refer to Rule 8-08 of Regulation S-X.

Exhibits

5. We note your response to comment 14, and note that you indicate the opinion of counsel and consent of counsel are each "to be filed." Please ensure that these exhibits have been filed in advance of your request to accelerate effectiveness.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336, if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Lee W. Cassidy, Esq.
        Anthony A. Patel, Esq.